Exhibit 4.0

NOTICE TO U.S. INVESTORS

The merger described herein relates to the securities of two foreign companies. The merger in which Telecom Italia Media S.p.A. ordinary shares and savings shares will be converted into Telecom Italia S.p.A. ordinary shares and saving shares, respectively, is subject to disclosure and procedural requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Telecom Italia S.p.A. and Telecom Italia Media S.p.A. are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that Telecom Italia S.p.A. may purchase securities of Telecom Italia Media S.p.A. otherwise than under the merger offer, such as in open market or privately negotiated purchases.

English Translation of Italian Original

Independent Opinion

on the lawfulness of some proposed resolutions

on the agenda of the special meeting of savings shareholders

* * * * *

1. — The Board of Directors of this company (“TI Media” or “Company”), as recommended by the independent directors meeting as a committee as part of the procedure for transactions with related parties, has asked me to provide an independent opinion on the lawfulness of some of the proposed resolutions on the agenda of the special meeting of savings shareholders called for 3 July next.

The question regards, in particular, the proposed resolutions to be discussed as part of item three on the agenda, which are intended: (i) to increase the common fund of the savings shares from 200 thousand euros to one million euros; (ii) to immediately assign the management of the entire common fund, thus increased, to the current common representative of the savings shareholders, and to provide that he should maintain management thereof including after the merger by incorporation of TI Media into Telecom Italia S.p.A. (“TI”) has come into effect, in order to pursue the initiatives, including legal proceedings, that are underway at that time.

The two proposals are contained in the explanatory report of shareholder Paolo Iemmi, dated 20 June 2015, and in the report of the common representative of the savings shareholders, Mr. Dario R.Radaelli, dated 1 June 2015, respectively. In the latter report, in particular, it is proposed that the meeting "specify, in the context of the resolution to redetermine the amount of the fund to protect the common interests of the category, that the whole amount that is to be resolved for said fund should be placed (and remain) at the direct disposal of the office of the Common Representative until completion of all the necessary and/or useful and/or opportune activities requested, or that might become necessary in the future, to protect the rights of the category, as they become clear on the relevant date for the purpose of quantifying the compensatory damage, and therefore also after the signature of any act of merger, charging and legitimising, with retroactive effect, the person holding said office to carry out any act or set in train any measure that might from time to time be useful, opportune or necessary, as well as to adopt any other resolution functionally necessary or even simply useful to ensure that the Common Representative is placed in the condition of being able to effectively carry out his mandate until the conclusion thereof".

I sent the company a first executive summary - upon the occasion of the meeting of the board of directors on 25 June 2015 - containing the essential passages and the conclusions of my opinion. This independent opinion, in its definitive version, is therefore rendered to the company to ensure that it is made available to the shareholders before the meeting of the savings shareholders on 3 July next.

2. — The origin of the reasons for the upcoming special meeting of the savings shareholders, the disputes and the related settlement proposals lies in the operation for the merger by incorporation of TI Media into TI, the plan for which was approved by the companies' respective extraordinary shareholders' meetings, without the approval of special meetings of the savings shareholders of either TI or TI Media having been sought.

The boards of directors of the companies participating in the merger consider that the proposed merger did not create a "prejudice" to the categories of savings shareholders, relevant pursuant to article 2376 of the Italian Civil Code, and were supported in this by their respective legal advisors and a specific independent opinion, provided that all the shareholders of TI Media were granted the right of withdrawal due to the change in the corporate purpose of the Company. In so far as relevant here, it is provided that the TI Media savings shares are to be changed into TI savings shares of the same category currently existing in TI, based on an exchange ratio determined by the boards of directors and subject to a fairness opinion pursuant to article 2501-sexies of the Italian Civil Code.

For the purpose of this opinion, it serves no purpose to take a view on how founded or otherwise the interpretation adopted by the Company is, instead of on the complaints submitted by the savings shareholders of TI Media, nor on whether or not there is relevant prejudice pursuant to article 2376 of the Italian Civil Code, or on the fairness of the exchange ratio.

The issues that have been submitted to my attention are independent of the answers to these questions. They must rather be faced and resolved in a neutral way, assuming that either interpretation may be valid. Indeed, only in this way can a response be provided that respects both the interests of the entirety of the shareholders of TI Media and the rights of the savings shareholders of said company.

3. — An evaluation of the lawfulness of the two proposed resolutions described above (increase of the fund to one million euros and assignment of its management to the common representative even after the merger has come into effect) may only be considered after having clarified the nature, purpose and rules governing the common fund of the savings shareholders, having particular regard to its effects, and to the debit and credit relationships that would follow, as well as the consequences on them that derive from the merger.

To this purpose, it must be stated first that only some of the material considered has been the subject of even minimal analysis in literature (1), while for numerous aspects it is a matter of reconstructing the case in question and identifying the rules that govern it, in the absence of any indication in literature or case law. I have therefore tackled this, fully aware that while the conclusions I reach will constitute my independent opinion, they can be considered neither certain nor grounded in established precedent.

4. — In my opinion, the situation set out here may be reconstructed and legally categorised as follows:

(i) the savings shareholders' "fund", prescribed in article 146, subsection 1(c) of the CLFI is a sum of money that is the object of a collective mandate, granted by all the savings shareholders to their common representative, for it to be used to accomplish actions that protect the interests of the category, the costs of which are not already payable by the company (2);

(ii) the money in the common fund assigned to be managed by the common representative is "advanced" by the company, but it is legally owned by the savings shareholders, who have their own resources available to

([1]) For a review of the nature, purpose and rules governing the common fund of the savings shareholders, see, for all aspects: C. Costa, Il rappresentante comune degli azionisti di risparmio nell’organizzazione della società per azioni, Milan, 1984, p. 123 and following.; R. De Chiara, Commento agli artt. 146 e 147, in Il testo unico della intermediazione finanziaria. Commentario, edited by C. Rabitti Bedogni, Milan, 1998, p. 774 and following; G. Niccolini, Commento all’art. 146, in Commentario al testo unico delle disposizioni in materia di intermediazione finanziaria, edited by G. Alpa and F. Capriglione, Padua, 1998, p. 1341 and following; L. Autuori, Commento all’art. 146, in La disciplina delle società quotate. Commentario, edited by P. Marchetti and L.A. Bianchi, Milan, 1999, p. 1624 and following; C. Costa - E. Nuzzo, Commento all’art. 146, in Testo unico della finanza. Commentario, editor G.F. Campobasso, Turin 2002, p. 1200 and following.; R. Costi, Il mercato mobiliare, Turin, 2010, p. 338 and following; M. Prestipino, Commento agli artt. 146 e 147, in Commentario T.U.F., edited by F. Vella, Turin 2012, p. 1549 and following.

([2]) In literature, the problem to be considered is what are the expenses for which it is to be used, only those necessary to protect the common interests, and that is, the expenses incurred to exercise the powers attributed by law to the common representative, or if they also include expenses related to the call and execution of the meeting of the savings shareholders and the remuneration of the common representative. The following authors: C. Costa, Il rappresentante comune, cit., p. 123 and following; Id, Le assemblee speciali, in Trattato delle società per azioni, editor G.E. Colombo and G.B. Portale, Turin, 1993, p. 556 and following, consider the latter expense to be payable by the company, proposing a restrictive (and reasonable) interpretation.

them; the company has a legal duty to grant a loan to the savings shareholders, with a kind of authorisation to make payments ex lege to the common representative; the moment the company fulfils this obligation (which arises as an effect of a resolution of a special meeting of the savings shareholder), it, moreover, acquires a receivable for the same amount for repayment of the "advance" made, from all the savings shareholders, in proportion to the shares they hold (3);

(iii) the debt burdening the savings shareholders is a debt propter rem which "follows" the savings shares themselves, and thus each of them is "encumbered" with a proportional part of the debt to be reimbursed to the company; if the savings shares are sold, the vendor must consider himself free of the related obligation, which the purchaser automatically takes over, even if they are unaware of it; in derogation of the general principle of article 1294 of the Italian Civil Code, I would argue that this is a different and separate obligation, for which each shareholder is only answerable for the part burdening the savings shares they own; all of this may be deduced, in my unequivocal opinion from the provision whereby the company "may claim against the profits due to the savings shareholders in excess of any guaranteed minimum" (art. 146, subsection 1(c) of the CLFI);

(iv) so the money managed by the common representative, and used by him for the "expenses necessary to protect the common interests" is the savings shareholders' money, and this also justifies the related obligation to account to the savings shareholders for the actions undertaken on their behalf; the resolution of the special meeting of the savings shareholders with which the creation of the common fund is decided thus not only creates the obligation for the company to "advance" the fund (an obligation that is only a "loan" since its fulfilment creates a corresponding debt to repay the sums provided), in reality it generates an obligation that is a direct burden on the savings shareholders, who are, at the end of the day, encumbered with the "weight" of the common fund;

(v) the company can actually renounce its entitlement to reimbursement of the amount "advanced", paying for the whole (or part) of the savings

([3]) See: L. Autuori, Commento all’art. 146, p. 1625; G. Niccolini, Commento all’art. 146, p. 1345; Raffaele De Chiara, Commento agli artt. 146 e 147, p. 774; C. Costa - E. Nuzzo, Commento all’art. 146, p. 1200 and following.

shareholders' fund; the common practice before the CLFI came into effect tended in this way, and was justified by the relatively small amounts to be recovered, in relation to the number of savings shareholders and the amount of the debt owed by each individual shareholder(4); obviously, this is a management decision that the administrative body may lawfully make, within the limits of economic reasonableness and in the interest of all the shareholders of the company; in the absence of such a decision, which may in no case be deemed obligatory, the company remains the creditor of the savings shareholders for the reimbursement of the fund;

(vi) if the common representative of the savings shareholders should start proceedings to protect the interests of the category that may give rise to compensation for damages to the savings shareholders (and this would also be the case for proceedings to challenge the merger resolution, especially if the act of merger had been registered in the business register, preventing any pronouncement of invalidity of both the merger resolutions and the act of merger), and if such an action were successful, this would create a debt owed by the company to the savings shareholders; in this case it is more difficult to establish if this is an obligation propter rem (and, in particular, a credit propter rem, in the sense that those entitled to obtain compensation for damages would be the owners of the shares at the time of the compensation, even if they were not owners at the time of the merger); I would be inclined to support the affirmative solution, in these cases at least, because of the fact that the litigation relationship from which the compensation derives does not originate from the action of the individual savings shareholders, but from proceedings brought by the common representative in the interests of the category, by force of a collective representative in litigation that remains in existence even if all the individual shareholders sell their shares;

(vii) at this point one must ask oneself what the fate of these debits and credits propter rem, linked to the savings shares, might be, once the issuing company has been incorporated into another company and the savings shares have been cancelled and exchanged for savings shares issued by the

 ([4]) The practice is reported in L. Autuori, Commento all’art. 146, p. 1626. Similarly see also G. Niccolini, Commento all’art. 146, p. 1345; Raffaele De Chiara, Commento agli artt. 146 e 147, p. 774; C. Costa - E. Nuzzo, Commento all’art. 146, p. 1197, and, ivi, p. 1202.

incorporating company; obviously, the question does not arise if the incorporating company issues savings shares of a new category, consisting only of the savings shares assigned in exchange for the savings shares of the incorporated company; if, however, as in this case, the incorporating company issues savings shares of a category that already exists, then such shares assigned to the savings shareholders by the incorporating companies "join" those of the savings shareholders of the incorporating company.;

(viii) in the second case, if (and only if) credit or debit propter rem relations remain, linked to the "old" savings shares, it is inevitably necessary to "distinguish" the "ex-incorporated company" savings shares from the others; I am minded to exclude the notion that this is a "sub-category" or other category as set out in article 2348 of the Italian Civil Code, different from the savings shares of the "ex-incorporating company", provided that the rights and obligations they have do not derive from the set of organisational rules of the issuer company, but from the sequences of events of a different kind in which the company has been involved, on the one hand, and the savings shareholders, on the other; they must in any event be distinguished (plausibly also in terms of trading, perhaps by attributing to them an ISIN code different to that of the other savings shares), to enable the company to obtain the satisfaction of its credit only on the dividends of the "ex-incorporating company" shares, and ensure that only the owners of the latter can claim a right to compensation for damages if the proceedings against the company should succeed;

(ix) on the other hand, it seems undeniable to me (and not even disputed in this specific case) that as an effect of the merger and the exchange for savings shares of the same category that already exists, the category of TI Media savings shares no longer exists, and so there is also a case for the cessation of the common representative, in the same way as for the directors and auditors of the incorporating company; the office of the common representative of the TI Media savings shareholders is extinguished ex lege (given his theoretical qualification as a "body" of the company rather than of the category), and he is replaced by the common representative of the savings shareholders of the incorporating company, which takes over the management of any pending legal proceedings or relationships;

(x) hence once the merger has come into effect, the common representative of the TI Media savings shareholders will not be entitled to manage the money that constitutes the common fund (which will have to be transferred to the common representative of the savings shareholders of the incorporating company) nor to undertake new actions to protect the savings shareholders of the incorporated company (for the expense of which the common representative would therefore be personally liable), nor to pursue pending relations, whether substantial or regarding legal proceedings (which would be taken over by the common representative of the savings shareholders of the incorporating company, as ex lege representative in legal proceedings); on the other hand, the latter, while being the common representative of all the savings shareholders, old and new, is in my view required to manage the pending relations regarding obligations propter rem, owed or owing, linked to the savings shares of the "ex-incorporated company" only, in the exclusive interests of their owners, it remaining the case that for all other aspects regarding the whole category of savings shares, his mandate must be understood to be collective and to protect the interests of all the savings shareholders post merger;

(xi) any remaining common fund of the savings shares of the "ex-incorporated company", like any remaining fund of the savings shares of the "ex-incorporating company" (to the extent that the company renounces repayment, in favour of all the savings shareholders post merger, irrespectively) must therefore be managed solely for the expenses necessary to protect the interests relating to one or other group of shareholders; for example, the legal fees for any proceedings started by the common representative of the savings shares of the "ex-incorporated company", aimed at obtaining compensation for damages for the latter group only must be debited solely to the related common fund, and so on; the moment the common representative does not perceive (or no longer perceives) the existence of "specific" interests of one or other share types, he should arrange for the fund to be returned to the company (if it has not renounced this), thus extinguishing the debt propter rem burdening the savings shares it is derived from, and also ensuring that (if there are no other debts to be repaid from the fund already used) the last reason for any distinction to be made within the savings shares, post merger, no longer exists, and the shares may then have a single ISIN code.

5. — Based on the theoretical reconstruction set out above, it is now possible to consider the two questions raised, starting with the question concerning the lawfulness of (any) resolution through which the special meeting of the savings shareholders of TI Media might decide to increase the fund from 200 thousand euros to one million euros.

As stated, this is a resolution that, once the fund has been advanced by the company, places a debt to be repaid to the company itself on all the savings shareholders, in proportion to the shares each holds, including shareholders who were absent, and those who abstained or voted against the resolution. Firstly, this consideration leads me to state that the resolution of the special shareholders' meeting should above all be assessed based on the parameters of the correctness and good faith of the majority of the savings shareholders, against the dissenting minority and all the savings shareholders who did not participate.

The resolution also creates an obligation on the company, which must "advance" the amount of the fund established by the special shareholders' meeting to the savings shareholders. While the company then becomes the creditor of the savings shareholders, for reimbursement of the fund, the lawfulness of the resolution must still be considered, given the relations between the category of savings shareholders and the company. And from this point of view, too, the assessment criteria are based primarily on the correctness and good faith with which the social contract was executed, as well as on the concept of abuse and/or excess of power by the majority of the savings shareholders who resolve on the resolution, towards the company and all of its shareholders (5).

The capitalisation of the TI Media savings shares, at 23 June 2015, was approximately 2.7 million euros, based on a share price of 0.50 euros. This figure substantially reflects the share price over the last 30 days of just under 0.50 euros per share. However, if the preceding 12 months are considered,

([5]) V. C. Costa, Le assemblee speciali, p. 571, which also considers the concept of abuse of power to be applicable to special shareholders' meetings the mean price was approximately 0.60 euros, with a consequent capitalisation of the savings shares of approximately 3.3 million. And if previous years are considered, the share price was lower, with a capitalisation figure of even less than 2 million euros.

If a common fund of 1 million euros should be resolved, this would give rise to a debt of almost 0.20 euros for each TI Media savings share (precisely 0.1819 euros per share), the market value of which has oscillated between 0.50 and 0.60 over the last 12 months, and between 0.25 and 0.60 over the last 36 months. This means that the "weight" of the common fund would heavily encumber a very significant percentage of the value of the shares, currently equal to 40% (oscillating between 30 and 90 percent of the mean prices over recent years).

6. — A number of considerations induce doubts that a burden of such a size could be considered fair, reasonable and functional for the purposes for which the law permits the majority of the savings shareholders to impose a similar encumbrance on all the savings shareholders, on the one hand, and to oblige the company to temporarily advance it, on the other.

From the perspective of the savings shareholders who were absent, and those who abstained or voted against it, the resolution could be considered lawful and not vitiated by abuse of power by the majority, since it could be argued that the expense imposed on them is instrumental to obtain compensation (or another form of economic benefit) that is significantly greater, that could in some way balance the natural and congenital uncertainty of the result to be achieved. Otherwise, the proposal to attribute spending power of almost half the absolute value of the savings shares themselves would be manifestly unfair and unreasonable, and as such outside the bounds of the legislative circumstance and unsuitable to legitimise a similar and unlimited power of the majority over the minority. It should, moreover, be noted that, given the absence of the required quorum for these resolutions in the meeting of the savings shareholders, the resolution could be passed by a minority of these shareholders, as has in fact occurred in the most recent occasions (at which those voting in the special shareholders' meeting composed around 30 percent of all the savings shares).

In this particular case, the quantitative parameter to take account of is the total amount requested by the common representative of the savings shares and/or the shareholders proposing a compensation (settlement) on the issue on the dispute of which the resolutions in question are based. I have been informed by the Company that the first request was for 200 thousand euros (corresponding to approximately 0.04 euros per share), while a second request, which should also be discussed by the shareholders' meeting to be held on 3 July next, was for 500 thousand euros (corresponding to around 0.09 euros per share). This means that the economic recompense that is today considered reasonable to satisfy the claims of the savings shareholders - excluding any consideration of whether or not it is founded, which is beyond the scope of this opinion - would in the best of cases be less than half of the burden that would be placed on each savings share (0.18 euros per share). The situation would not change significantly even if the eventual amount claimed that could constitute the object of legal proceedings, and hence no longer for the purposes of a settlement, if the total indicated in the Supplementary Report of the common representative of the savings shareholders of TI Media dated 26 June 2015 (equal to 1 million euros) would be assumed as quantitative parameter: the common fund of which the advance is requested would in any case be an amount equal to the entire compensation requested from the Company.

7. — Analogous considerations may be made analysing the resolution from the perspective of the relationship between the savings shareholders and the issuer. The power of the former to burden the latter with an immediate "financial" obligation to advance the sums for the common fund decided by the special shareholders' meeting cannot be considered wholly discretional and unlimited (6). If a meeting of the savings shareholders,

 ([6]) In this sense, see: C. Costa, Il rappresentante comune, p. 125, according to whom: "principal concern [....] was to avoid the creation of a fund of a size disproportionate to the purposes of the protection, and which therefore constitutes an excessive charge for those subjects that must contribute to it (in the case in question, the savings shareholders) and the unprofitable freezing of amounts of money, or, at worst, the basis for unjustified expenditure by the common representative that is not in the common interest"; L. Autuori, Commento all’art. 146, p. 1635 and following., which hypothesises, as the paradigmatic case of a resolution of the special meeting of the savings shareholders vitiated by voidability, precisely that of"a fund constituted for a very high sum".

the capitalisation of which totals 1 million euros, should resolve on a fund of 10 million euros, it would be evident that the resolution had exceeded the power available to the special shareholders' meeting. Even in the absence of situations of conflict or of extraction of unwarranted advantages from the availability of the fund advanced by the company, the resolution would be vitiated by an excess of power, having resolved beyond the legal circumstance for which such power is recognised to it. So it is a question of understanding if in the case in question the "boundary" is exceeded:

To this end, a further quantitative parameter is considered, other than the ratio between the value of the shares (0.50 euros) and the burden of the fund per share (0.18), as well as, in addition, the presumed possible economic recompense expected from initiatives to protect the savings shareholders (from 0.04 euros to 0.09 euros per share). It is a question of the amount of the guaranteed dividend to which the savings shares are entitled, which in the case in question is 5 percent of 0.30 euros for the TI Media savings shares and 5 percent of 0.55 euros for the TI savings shares, which will be assigned to the holders of TI Media savings shares exchanged for the latter, by the effect of the merger in question. Reasoning from this perspective, account must be taken of the fact that the accounting par value of the TI shares is currently equal to approximately 0.55 euros, and that therefore the minimum guaranteed dividend corresponds to 5 percent of the accounting par value of the shares. Also taking account of the average dividend paid by TI in recent years, the time that the incorporating company might plausibly need to recover its debt from the dividend payable to the savings shares of the "ex-incorporated company" may be estimated.

If one considers the average dividend distributed to the savings shareholders in the last 3 years, equal to 0.286666 euros per share, the amount in excess of the guaranteed minimum (equal to 0.0275 euros per share) is very small (0.0011111 euros per share). Once the savings shares have been exchanged, the current credit of the Company, equal to 0.1819 euros per TI Media savings share, would become approximately 0.387 euros for each savings share of TI (the "ex-incorporating company"). To recover this credit through compensation of the excess of the dividends payable to the savings shares, would take the Company approximately 348 years, without considering interest.....(7).

This means that the decision to create the common fund would reasonably risk transforming the power (of the savings' shareholders meeting) to impose a "loan" on the company into the power to definitively place the burden of the savings' shareholders common fund on the company. Indeed, the company would have no real possibility of collecting its credit: not by deductions from the dividends in excess of the guaranteed minimum, since the time to recover the credit would be extremely long; nor by individual proceedings against the savings shareholders (assuming that this might be possible, which it is legitimate to doubt, given the provisions of article 146, subsection 1 (c) of the CLFI) (8), since the number of creditors to prosecute and the costs involved would make collection of the debt uneconomical.

8. — The considerations so far induce me to affirm that there are two, reasonable and well-founded, grounds for considering the first part of the resolution in question to be invalid. It is vitiated in one sense by abuse of power by the majority of the TI Media savings shareholders against the minority of such shareholders (or in any event of all the savings shareholders who were absent, and those who abstained or voted against the resolution) and in another sense by an excess of power by the TI Media savings shareholders against the Company and all of its shareholders.

This invalidity would be characterised in terms of voidability, since an investigation would need to be made to identify the subjects who could lawfully challenge it (with an eventual request for its effect to be suspended).

([7]) Calculation based on data supplied by the issuer. It should be noted that even considering the last five years - and taking account of the clear decrease over the period in the TI dividends - the result would lead to a very long credit recovery: the average dividend would be 0.0418 euros per share; the amount in excess of the guaranteed minimum would be 0.0143 euros per share; in consequence the time needed to satisfy the Company's credit would be around 27 years (without considering interest).

([8]) Most legal literature in fact sustains that the company may claim from the savings shareholders solely by compensation from the dividends that exceed any guaranteed minimum. In this sense, see: G. Niccolini, Commento all’art. 146, p. 1345; Raffaele De Chiara, Commento agli artt. 146 e 147, p. 774; C. Costa - E. Nuzzo, Commento all’art. 146, p. 1202.

Opposing views: L. Autuori, Commento all’art. 146, p. 1626.

While on the one hand the lawful entitlement to act of the savings shareholders who exceed the percentages required by article 2377 of the Italian Civil Code is certain (through the reference to article 2416 of the Italian Civil Code contained in article 146 of the CLFI), on the other the lawful entitlement of the common representative (supported by some legal literature) (9) and of the administration and control bodies of the Company to do so needs to be checked (and in my view this should be the conclusion, based on the principles). (10)

Incidentally, it must be said that if the resolution is passed, it would generate a credit of the savings shareholders against the Company, the object of which would be the advancing of the fund, which the common representative could take legal action on, until such time as the resolution itself is voided or its effects suspended. However, said credit, while immediately executable by the common representative, would not attribute to him the right to oppose the merger in the manner prescribed in article 2503 of the Italian Civil Code, given that it would arise after the date of registration of the merger plan in the business register.

9. — Finally, the second part of the proposed resolution on the third item on the agenda, concerning the assignment of the whole common fund to the current common representative of the TI Media savings shareholders, charging him to manage it even after the merger has come into effect, may be examined.

This resolution, where effectively made by the special meeting of the TI Media savings shareholders, would in my view be invalid, and precisely, would be voidable because contrary to the law. It would produce an effect that contrasts with the cessation of the common representative, conferring on him a kind of "ultra-activity", notwithstanding the cessation proceedings ex lege. Although whether the common representative of the savings shareholders is an organ of the company or of the category has been discussed, the role may in an case be qualified as an "organ" or "office" that was not only created by agreement, but is prescribed and disciplined

([9]) In this sense, see C. Costa, Le assemblee speciali, p. 569; L. Autuori, Commento all’art. 146, p. 1637.

([10]) Also C. Costa, Le assemblee speciali, p. 569.

by the law on the organisation of savings shareholders. So it does not seem admissible that, by an autonomous act, the latter can free "their" common representative from the legal rules to which he is subject, regarding his nomination or the revocation, duration, powers, competencies etc. of his office.

Indeed, on closer inspection, with such a declaration, the meeting of the savings shareholders would presume to assign to the "old" common representative the protection of the interests of the savings shareholder of the "ex-incorporated company" even after the category has ceased to exist, attributing to him the powers to manage and represent, including in legal proceedings, a category that no longer exists. A common representative whose role has ceased, but who still holds powers of management and representation, would, moreover, not be bound by the law (legibus solutus): he would have no term of office (although express provision is made in the proposed resolution of the common representative that he should be charged and entitled "to carry out any act or set in train any measure that might from time to time be useful"..."until completion of all the necessary and/or useful and/or opportune activities requested, or that might become necessary in the future, to protect the rights of the category, as they become clear on the relevant date for the purpose of quantifying the compensatory damage"), could not be revoked (other than by recurring to the application of the general principles on the subject of collective mandates, nor would be subject to the remaining discipline governing the common representative, an office that would in reality be carried out by the "true" common representative of the TI savings shareholders.

Which, as stated earlier, is in evident disagreement with the legal rules on the duration of the common representative and the occurrence of the cause of cessation ex lege deriving from the extinction of the company being incorporated by effect of the merger and also with the extinction of the "old" category of TI Media savings shares.

Nor, on the other hand, is the claimed possibility of an "institutional" conflict of interest within this category, as asserted in the Supplementary Report of the common representative of the savings shareholders dated 26 June 2015, an impediment to the reconstruction illustrated - in the sense, that is, of assigning responsibility for the interests of all the savings shareholders post merger to a single representative of the savings shareholders.

In one sense, it does not seem correct to state that "a review that improves the exchange ratio would in fact cause a different balance within the category of saving shareholders" nor that such a "different balance" can be considered relevant. In fact, if the merger should be carried out (and it is in precisely this scenario that the hypothetical situation discussed here would arise), there would be no room for any change to the exchange ratio, only for compensation to be paid by the Company, without any juxtaposition of the savings shareholders of the two companies involved in the merger. Nor can the "weight" of either group of savings shareholders, or their "balance" inside the category be a consideration here, only the alleged damage to the property rights and/or value of the TI Media savings shares, satisfaction of which, even after the merger, would not in any way compromise the savings shareholders of the "ex-incorporating company".

In another sense, the need to pursue the common interest of a group of stakeholders (in this case all the savings shareholders post merger) and the non-coincident interests of some of them (in this case the savings shareholders of the "ex-incorporated company") at the same time would in no way be incompatible with the competencies and functions of a corporate "organ" (or "office" if this term is preferred to qualify the common representative of the savings shareholders). Indeed, the board of directors finds itself physiologically in this condition every time there are different categories of shares with rights the satisfaction of which may be pursued differently according to the management and/or organisational choices made by the directors. The case of the presence of shares that are "related" pursuant to article 2350 of the Italian Civil Code, the property rights of which depend on the progress of a particular sector of the company's business is emblematic: this does not in any way impede the competence (and responsibility) of the administrative body to carry out all management acts, both those regarding the activity of the corporate enterprise as a whole and those concerning the sector related to the special category of shares.

Which confirms, more indirectly, the full admissibility of a mandate to a single common representative of the savings shares, even when there are interests which only bear on some of them (albeit not necessarily in conflict with the others).

10. — In conclusion, I consider that: (i) the eventual resolution to top up the fund of the savings shareholder to 1 million euros could reasonably be qualified as annullable, because of the abuse of power (towards the minority) and the excess of power (towards the company and the shareholders as a whole) deriving from the excessive and incongruous amount of the fund itself, compared to the value of the shares, the compensation claimed, and the time for the Company to recover it; (ii) any resolution to attribute the management of the savings shareholders' fund and the related judicial and extrajudicial proceedings against the Company, to the current common representative, also after the merger and until all the related activities have been completed, would equally be qualifiable as annullable, insofar as it would be against the imperative laws that regulate the organisation of the savings shareholders and the common representative.

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Cordially yours,

Prof. Mario Notari

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